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                            August 30, 2023

       Zhenyang Shi
       Chairman and Chief Executive Officer
       POMDOCTOR LIMITED
       Yongxu Industrial Park
       No.19-23 Hejing Road, Dongsha Street
       Liwan District, Guangzhou 510000
       People   s Republic of China

                                                        Re: POMDOCTOR LIMITED
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted August
23, 2023
                                                            CIK No. 0001877971

       Dear Zhenyang Shi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 submitted August 23, 2023

       Permissions Required from the PRC Authorities for Our Operations and Offerings, page 6

   1. We note your response to comment 8, as well as your revised disclosure, and we reissue the comment in-part.
Please state affirmatively whether any permissions or approvals have been denied.
       Capitalization, page 74

   2. We note your response to comment 13. Please revise the total liabilities, mezzanine equity and shareholders
   deficit amount so that it sums accurately.
 Zhenyang Shi
POMDOCTOR LIMITED
August 30, 2023
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 85

3. We note your response to comment 16 that "the number of doctors issuing prescriptions as of December 31, 2021, 2022 and March 31, 2023 represents the cumulative number of doctors who have historically issued prescriptions to patients as of the date," and that
      "[s]imilarly, the number of transacting patents as of December 31, 2021, 2022 and March
      31, 2023 represents the cumulative number of registered patients who have historically purchased pharmaceutical products on our platform as of the date . . . ."
Please revise to
      disclose such statements here. To provide investors with a more current picture of your business, please also revise the "operating metrics" table to include the number of doctors who issued prescriptions and the number of patients who transacted on your platform in
      2021 and 2022, without accounting for the cumulative amount that includes prior periods.
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameZhenyang Shi
                                                           Division of
Corporation Finance
Comapany NamePOMDOCTOR LIMITED
                                                           Office of Trade &
Services
August 30, 2023 Page 2
cc:       Steve Lin
FirstName LastName